UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 17, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, September 17, 2019.

DAL N° 1150/19

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Facts. Section 4, Subparagraph a), Chapter II, Title II of Comisión Nacional de Valores Rules (N.T. 2013) (“CNV Rules”). Call for General and Special Shareholders’ Meeting. Section 3, Chapter I, Title XII of CNV Rules. Sections 72 and 73, Act No 26,831. Technical, Financial and Operational Assistance Service.

Dear Sirs,

I am addressing you as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that TGS’ Board of Directors, in its meeting held today, resolved as follows:

a)

To convene a Shareholders’ General and Special Meeting to be held on October 17, 2019 at 11 am, at Azcuénaga 45, first floor, Autonomous City of Buenos Aires (the “Meeting”). Pursuant to the legislation in force, the Meeting Agenda shall be published in due time.

b)

To propose that the Meeting decide on the allocation of TGS’ treasury shares, allowing for the possibility of distributing TGS’ treasury shares among shareholders proportionally to their holdings, pursuant to the provisions of Section 67, Act No. 26,831. To that end, shares that are bought back by TGS until the day prior to the Meeting should be taken into account. To date, TGS has acquired 29,444,795 book-entry common shares, with a face value of AR$1 per share and entitled to one vote each, which accounts for approximately 3.706% of TGS capital stock.

c)

To put forward to the Technical Operator of the Technical, Financial and Operational Assistance Service (“SATFO”) –in force as of December 28, 2017- a proposal which includes a significant and progressive reduction in subsequent years of the amount of the payment received by the Technical Operator under the SATFO and to put forward ratification of said proposal for consideration by the Meeting.

Pursuant to Section 72, Act No. 26,831, TGS Audit Committee issued a report concluding that the abovementioned proposal is favourable to TGS vis a vis the agreement in force and also constitutes an improvement vis a vis normal market terms and conditions. The Audit Committee’s report is available for consultation by accredited shareholders if so desired, at TGS’ principal office located at Don Bosco 3672 5th floor, City of Buenos Aires (Legal Department).

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: September 17, 2019.